# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INVIVYD, INC., CIK 0001832038
CUSIP: 00534A102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 209 Church Street, New Haven, Connecticut (CT), 06510
Date of event which requires filing of this statement: 11/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,785,166; sole dispositive power 0; shared dispositive power 21,785,166; aggregate amount beneficially owned 21,785,166 (7.9% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,785,166; sole dispositive power 0; shared dispositive power 21,785,166; aggregate amount beneficially owned 21,785,166 (7.9% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,785,166; sole dispositive power 0; shared dispositive power 21,785,166; aggregate amount beneficially owned 21,785,166 (7.9% of the class)

## Item 1. Issuer
Name of issuer: INVIVYD, INC.
Address of issuer's principal executive offices: 209 Church Street, New Haven, CT 06510

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, $0.0001 par value per share (the "Common Stock") of INVIVYD, INC. (the "Issuer") are:

Perceptive Advisors LLC ("Perceptive Advisors")
Joseph Edelman ("Mr. Edelman")
Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor
New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company
Mr. Edelman is a United States citizen
The Master Fund is a Cayman Islands corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 277,064,852 outstanding shares of Common Stock, as reported by the Issuer in its prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on November 19, 2025.

Neither Perceptive Advisors nor Mr. Edelman directly hold any shares of Common Stock. The Master Fund directly holds 21,785,166 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors.
Percent of class:
Perceptive Advisors: 7.9%
Mr. Edelman: 7.9%
Master Fund: 7.9%
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 21,785,166
Mr. Edelman: 21,785,166
Master Fund: 21,785,166
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 21,785,166
Mr. Edelman: 21,785,166
Master Fund: 21,785,166

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (11/25/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (11/25/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (11/25/2025)